Exhibit 99.1

Joint Filer Information

Name of Joint Filer:	Hanks Acquisition Sub, Inc.

Address of Joint Filer:	c/o Verizon Communications Inc.
1095 Avenue of the Americas
New York, NY 10036

Relationship of Joint Filer to Issuer:	10% Owner

Issuer Name and Ticker or Trading Symbol:	AOL Inc.

Date of Event Requiring Statement:
(Month/Day/Year):	6/23/2015

Designated Filer:	Verizon Communications Inc.